EXHIBIT 12

RITE AID CORPORATION AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

RATIO OF EARNINGS TO FIXED CHARGES

We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Year Ended (Dollar in thousand)
	February 28, 2004 (52 Weeks)	March 1, 2003 (52 Weeks)	March 2, 2002 (52 Weeks)	March 3, 2001 (53 Weeks)	February 26, 2000 (52 Weeks)

Fixed charges:
Interest expense	$313,498	$330,020	$396,064	$649,926	$542,028
Interest portion of net rental expense (1)	184,391	189,528	181,493	159,247	148,669
Fixed charges before capitalized interest and preferred stock dividend requirements	497,889	519,548	577,557	809,173	690,697
Preferred stock dividend requirement (2)	37,074	49,540	42,354	42,445	15,554
Capitalized interest	133	301	806	1,836	5,292
Total fixed charges	$535,096	$569,389	$620,717	$853,454	$711,543
Earnings:
Income (loss) from continuing operations before income taxes, and cumulative effect of accounting change	34,584	$(154,482)	$(837,385)	$(1,283,602)	$(1,129,036)
Share of loss from equity method investees	—	—	12,092	36,675	15,181
Preferred stock dividend requirement	(37,074)	(49,540)	(42,354)	(42,445)	(15,554)
Fixed charges before capitalized interest	534,963	569,088	619,911	851,618	706,251
Total adjusted earnings (loss)	532,473	365,066	(247,736)	(437,754)	(423,158)
Earnings to fixed charges, deficiency	$(2,623)	$(204,323)	$(868,453)	$(1,291,208)	$(1,134,701)

(1)	The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)	The preferred stock divided requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.